SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 3)

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short

Vice President and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Robert F. Kornegay, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2010, as amended by Amendment No. 1 thereto filed with the SEC on September 15, 2010 and as amended by Amendment No. 2 thereto filed with the SEC on September 23, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by 3PAR Inc., a Delaware corporation (the “Company”), relating to the tender offer by Rio Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation (“Parent” or “HP”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and HP with the SEC on August 27, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 27, 2010, as amended by Amendment No. 2 thereto filed with the SEC on September 2, 2010, as amended by Amendment No. 3 thereto filed with the SEC on September 7, 2010, as amended by Amendment No. 4 thereto filed with the SEC on September 15, 2010, as amended by Amendment No. 5 thereto filed with the SEC on September 22, 2010 and as amended by Amendment No. 6 thereto filed with the SEC on September 27, 2010, to purchase all outstanding shares of the common stock, $0.001 par value per share, of 3PAR (the “Shares”) at a price of $33.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Second Amended and Restated Offer to Purchase dated September 7, 2010 (the “HP Offer to Purchase”), and the related Second Amended and Restated Letter of Transmittal dated September 7, 2010 (the “Letter of Transmittal” which, together with the HP Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “HP Offer”). The HP Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(Q) and (a)(1)(R) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 is hereby further amended and supplemented by including the following at the end thereof:

On September 27, 2010, Purchaser completed the HP Offer by accepting for payment all Shares validly tendered and not withdrawn prior to the expiration of the HP Offer at 12:00 Midnight, New York time, on Friday, September 24, 2010. At the expiration of the HP Offer, a total of approximately 55.9 million Shares were validly tendered and not withdrawn, representing approximately 87.8% of the outstanding Shares, including approximately 22,528,059 Shares tendered pursuant to the Tender and Voting Agreement. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

In accordance with the terms of the HP Executed Merger Agreement, Purchaser exercised its top-up option on September 27, 2010. The exercise of the top-up option allowed Purchaser to purchase directly from 3PAR a number of additional shares sufficient to give Purchaser ownership of 100 Shares more than 90% of 3PAR’s Shares, when combined with the Shares purchased in the Offer. Purchaser paid $33.00 per Share by delivering cash and a promissory note as payment for the Shares purchased under the top-up option.

Exercise of the top-up option permitted Purchaser to effect a short-form merger with 3PAR under the DGCL, which was completed on September 27, 2010, without the need for a meeting of 3PAR stockholders. 3PAR is now a wholly-owned subsidiary of HP and all Shares then outstanding (other than (i) the Shares owned by HP, 3PAR and HP’s subsidiaries and (ii) the Shares owned by stockholders of 3PAR who have properly demanded appraisal under the DGCL) have been converted into the right to receive the Offer Price. On September 27, 2010, HP issued a press release, which is filed as Exhibit (a)(5)(D) hereto and incorporated herein by reference, announcing the results of the HP Offer and completion of the acquisition of 3PAR.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(D)	Press Release issued by Hewlett-Packard Company on September 27, 2010.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

3PAR INC.

By:	/S/ DAVID C. SCOTT
David C. Scott President and Chief Executive Officer

Dated: September 27, 2010

INDEX TO EXHIBITS

The following exhibit is filed herewith:

Exhibit Number	Description

(a)(5)(D)	Press Release issued by Hewlett-Packard Company on September 27, 2010.*

*	Filed herewith.